SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549






                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1996


                         Commission File Number 1-4582



                            RALSTON PURINA COMPANY
                            SAVINGS INVESTMENT PLAN













                            RALSTON PURINA COMPANY
                              CHECKERBOARD SQUARE
                          ST. LOUIS, MISSOURI  63164




                                         RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                       DECEMBER 31, 1996
                                                     (DOLLARS IN THOUSANDS)



                                            ESOP  				      U.S.
                                         Preferred     RAL    Equity    Fixed   Government   Participant   	      Aggressive
                                           Stock      Stock    Index   Income      Money         Loan       Balanced    Growth
                                            Fund      Fund     Fund     Fund      Market         Fund         Fund       Fund
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------

ASSETS
  INVESTMENTS, AT FAIR VALUE
    Shares in registered
         investment company              $      295  $   411  $45,753  $19,833  $    15,485                $    22,160  $ 8,543
    Common stock - RAL Stock                          81,313
    Preferred stock
      Allocated                             330,998
      Unallocated                           150,624
    Notes receivable from participants                                                       $     27,195
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------
      TOTAL INVESTMENTS                     481,917   81,724   45,753   19,833       15,485        27,195       22,160    8,543

  INSURANCE COMPANY CONTRACTS                                           34,651

  RECEIVABLES
    Interest and dividends receivable            21                        276
    Due from Ralston Purina Company                                      4,840
                                               -------  -------  -------  -----------  ------------  -----------  -------------
      TOTAL RECEIVABLES                          21        -        -    5,116            -             -            -        -


      TOTAL ASSETS                          481,938   81,724   45,753   59,600       15,485        27,195       22,160    8,543
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------


LIABILITIES
    Current maturities of notes payable      47,668
    Accrued plan expenses                                 44
    Notes payable                            51,682
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------
      TOTAL LIABILITIES                      99,350       44        -        -            -             -            -        -

 NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  382,588  $81,680  $45,753  $59,600  $    15,485  $     27,195  $    22,160  $ 8,543
                                         ==========  =======  =======  =======  ===========  ============  ===========  =======

See Notes to Financial Statements



                                           Growth   Inter-
                                            and     national
                                          Income    Growth
                                           Fund      Fund     Total
                                         ---------  -------  --------

ASSETS
  INVESTMENTS, AT FAIR VALUE
    Shares in registered
         investment company              $  18,810  $12,966  $144,256
    Common stock - RAL Stock                                   81,313
    Preferred stock
      Allocated                                               330,998
      Unallocated                                             150,624
    Notes receivable from participants                         27,195
                                         ---------  -------  --------
      TOTAL INVESTMENTS                     18,810   12,966   734,386

  INSURANCE COMPANY CONTRACTS                                  34,651

  RECEIVABLES
    Interest and dividends receivable                             297
    Due from Ralston Purina Company                             4,840
                                         ---------  -------  --------
      TOTAL RECEIVABLES                          -        -     5,137


      TOTAL ASSETS                          18,810   12,966   774,174
                                         ---------  -------  --------


LIABILITIES
    Current maturities of notes payable                        47,668
    Accrued plan expenses                                          44
    Notes payable                                              51,682
                                         ---------  -------  --------
      TOTAL LIABILITIES                          -        -    99,394

 NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  18,810  $12,966  $674,780
                                         =========  =======  ========

See Notes to Financial Statements




                                      RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                  (DOLLARS IN THOUSANDS)



                                                         ESOP    				    U.S.
                                                       Preferred     RAL     Equity    Fixed    Government   Participant
                                                         Stock      Stock     Index    Income      Money         Loan
                                                         Fund        Fund     Fund      Fund      Market         Fund
                                                      -----------  --------  -------  --------  -----------  ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income
    Interest                                          $       60                      $ 3,400   $       686  $      2,125
    Dividends                                             22,436   $ 1,263   $   967
    Net appreciation (depreciation) in
      fair value of investments                           72,949    15,111     7,101     (144)
                                                      -----------  --------  -------  --------  -----------  ------------
                                                          95,445    16,374     8,068    3,256           686         2,125
  Contributions
    Employer                                              19,994       243       225      320           400
    Employee                                              19,960     2,451     3,323    3,454         1,935            84
                                                      -----------  --------  -------  --------  -----------  ------------
                                                          39,954     2,694     3,548    3,774         2,335            84

      TOTAL ADDITIONS                                    135,399    19,068    11,616    7,030         3,021         2,209
                                                      -----------  --------  -------  --------  -----------  ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid                                           18,872     5,660     2,635    4,933         1,478         1,533
  ESOP interest expense                                   10,935
  Administrative expenses                                    138        20         8       15            11
                                                      -----------  --------  -------  --------  -----------  ------------

      TOTAL DEDUCTIONS                                    29,945     5,680     2,643    4,948         1,489         1,533
                                                      -----------  --------  -------  --------  -----------  ------------

Net Increase(Decrease) Prior to Interfund Transfers      105,454    13,388     8,973    2,082         1,532           676

Interfund Transfers                                      (15,088)     (764)    3,790     (915)        2,285         2,222
                                                      -----------  --------  -------  --------  -----------  ------------

  NET INCREASE (DECREASE)                                 90,366    12,624    12,763    1,167         3,817         2,898

Net Assets Available for Plan Benefits
  Beginning of year                                      292,222    69,056    32,990   58,433        11,668        24,297
					              -------    ------    ------    -----        ------        ------
  End of year                                         $  382,588   $81,680   $45,753  $59,600   $    15,485  $     27,195
                                                      ===========  ========  =======  ========  ===========  ============

See Notes to Financial Statements



                                                                             Growth    Inter-
                                                      	    Aggressive    and    national
                                                       Balanced    Growth    Income    Growth
                                                         Fund       Fund      Fund      Fund     Total
                                                      -----------  -------  ---------  -------  --------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income
    Interest                                                                                    $  6,271
    Dividends                                         $     1,695  $   458  $   1,281  $   555    28,655
    Net appreciation (depreciation) in
      fair value of investments                             1,137      376      1,816      879    99,225
                                                      -----------  -------  ---------  -------  --------
                                                            2,832      834      3,097    1,434   134,151
  Contributions
    Employer                                                  480      113        267      133    22,175
    Employee                                                2,764    1,133      2,039    1,266    38,409
                                                      -----------  -------  ---------  -------  --------
                                                            3,244    1,246      2,306    1,399    60,584

      TOTAL ADDITIONS                                       6,076    2,080      5,403    2,833   194,735
                                                      -----------  -------  ---------  -------  --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid                                               834      266        683      540    37,434
  ESOP interest expense                                                                           10,935
  Administrative expenses                                       6        2          4        3       207
                                                      -----------  -------  ---------  -------  --------

      TOTAL DEDUCTIONS                                        840      268        687      543    48,576
                                                      -----------  -------  ---------  -------  --------

Net Increase(Decrease) Prior to Interfund Transfers         5,236    1,812      4,716    2,290   146,159

Interfund Transfers                                         1,325    1,254      3,530    2,361         -
                                                      -----------  -------  ---------  -------  --------

  NET INCREASE (DECREASE)                                   6,561    3,066      8,246    4,651   146,159

Net Assets Available for Plan Benefits
  Beginning of year                                        15,599    5,477     10,564    8,315   528,621
                                                           ------    -----     ------    -----   -------
  End of year                                         $    22,160  $ 8,543  $  18,810  $12,966  $674,780
                                                      ===========  =======  =========  =======  ========

See Notes to Financial Statements



                                         RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                       DECEMBER 31, 1995
                                                     (DOLLARS IN THOUSANDS)


                                            ESOP      			       U.S.
                                         Preferred     RAL    Equity    Fixed   Government   Participant              Aggressive
                                           Stock      Stock    Index   Income      Money         Loan       Balanced    Growth
                                            Fund      Fund     Fund     Fund      Market         Fund         Fund       Fund
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------

ASSETS
  INVESTMENTS, AT FAIR VALUE
    Short-term investments               $   27,397  $    16  $     4  $    25
    Shares in registered
         investment company                   1,347      174   32,990   34,071  $    11,668  $             $    15,599  $ 5,477
    Common stock - RAL Stock                          68,902
    Preferred stock
      Allocated                             211,367
      Unallocated                           222,890
    Notes receivable from participants                                                       $     24,297
                                            -------  -------  -------  -------  -----------  ------------  -----------  -------
      TOTAL INVESTMENTS                     463,001   69,092   32,994   34,096       11,668        24,297       15,599    5,477

  INSURANCE COMPANY CONTRACTS                                           18,580

  RECEIVABLES
    Interest and dividends receivable            21                        192
    Due from Ralston Purina Company                                      5,590
                                                ---- -------  -------  -------  -----------  ------------  -----------  -------
      TOTAL RECEIVABLES                          21        -        -    5,782            -             -            -        -


      TOTAL ASSETS                          463,022   69,092   32,994   58,458       11,668        24,297       15,599    5,477
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------


LIABILITIES
    Current maturities of notes payable      64,652
    Distributions payable                        33       16        4       25
    Accrued plan expenses                                 20
    Notes payable                            99,350
    Interest payable                          6,765
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------
      TOTAL LIABILITIES                     170,800       36        4       25            -             -            -        -
                                         ----------  -------  -------  -------  -----------  ------------  -----------  -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $  292,222  $69,056  $32,990  $58,433  $    11,668  $     24,297  $    15,599  $ 5,477
                                         ==========  =======  =======  =======  ===========  ============  ===========  =======

See Notes to Financial Statements


                                          Growth      Inter-
			                 and      national
                                          Income      Growth
                                           Fund        Fund     Total
                                         ---------  --------  --------

ASSETS
  INVESTMENTS, AT FAIR VALUE
    Short-term investments                                    $ 27,442
    Shares in registered
         investment company              $  10,564     8,315   120,205
    Common stock - RAL Stock                                    68,902
    Preferred stock
      Allocated                                                211,367
      Unallocated                                              222,890
    Notes receivable from participants                          24,297
                                         ---------  --------  --------
      TOTAL INVESTMENTS                     10,564     8,315   675,103

  INSURANCE COMPANY CONTRACTS                                   18,580

  RECEIVABLES
    Interest and dividends receivable                              213
    Due from Ralston Purina Company                              5,590
                                         ---------  --------  --------
      TOTAL RECEIVABLES                          -         -     5,803


      TOTAL ASSETS                          10,564     8,315   699,486
                                         ---------  --------  --------


LIABILITIES
    Current maturities of notes payable                         64,652
    Distributions payable                                           78
    Accrued plan expenses                                           20
    Notes payable                                               99,350
    Interest payable                                             6,765
                                         ---------  --------  --------
      TOTAL LIABILITIES                        -          -    170,865
                                         ---------  --------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $  10,564  $  8,315  $528,621
                                         =========  ========  ========

See Notes to Financial Statements

                                    ------

                                    ------
                            RALSTON PURINA COMPANY
                            ----------------------
                            SAVINGS INVESTMENT PLAN
                            -----------------------

                         NOTES TO FINANCIAL STATEMENTS


NOTE  1  -  DESCRIPTION  OF  THE  PLAN
--------------------------------------

The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

PLAN PURPOSE - The Plan is a defined-contribution pension plan and was established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all domestic employees of the Company and its designated subsidiaries. Participants may contribute to the Plan upon enrollment, however, one year of credited service is required in order to receive the Company matching contribution. The leveraged employee stock ownership plan (ESOP) provision was available for participation beginning February 1, 1989, following the creation of the ESOP Preferred Stock Fund.

PLAN CONTRIBUTIONS - Participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis, subject to certain limits imposed by the Internal Revenue Service (IRS). For employees first hired before July 1, 1993, basic contributions not exceeding 6% of the participant's compensation will be matched 100% by the Company. This match may be modified at the discretion of the Company. For employees hired after July 1, 1993, after one year of service, the Company will match such basic contribution by initially contributing 20% of the maximum Company match, increasing in 20% increments for each additional year of service up to a maximum of 100% of the maximum Company match after five years of service. Employee contributions vest immediately while Company matching contributions vest over a period of four years at a rate of 25% per year for each year of Company service.

Participants may also, subject to the IRS limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested. Participant contributions, both pre-tax and after-tax, may not exceed 15% of their compensation. The Company has imposed, on highly compensated employees, a pre-tax contribution limit of 10% and a supplemental contribution limit of 4%.

PLAN INVESTMENTS - Beginning February 1, 1989, the participants' basic contribution of up to 6% of compensation and the Company matching contributions thereon are invested solely in the ESOP Preferred Stock Fund. The ESOP Preferred Stock Fund invests exclusively in Series A 6.75% ESOP Convertible Preferred Stock of the Company (Preferred Stock).

Basic contributions in excess of 6% and supplemental contributions are invested by the Trustee in the investment funds offered by the Plan and selected by the participant. The funds available are listed on the face of the financial statements. Participants can allocate the investment of these contributions to any of the investment funds maintained pursuant to the Plan except the ESOP Preferred Stock Fund and the Participant Loan Fund.

PLAN WITHDRAWALS, LOANS AND FORFEITURES - Plan withdrawals may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator.

Loans are available subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by any excess of the highest outstanding loan balance during a twelve month period over the outstanding loan balance on the date of the loan. A note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

Upon the participant's termination of employment, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Forfeitures, net of amounts restored, are applied to reduce future Company contributions required under the Plan. Forfeitures were $207,000 and $214,000 for the years ended December 31, 1996 and 1995, respectively.

PLAN ADMINISTRATION - The Plan is administered by the Company. Management of the Plan assets is under the direction of Ralston's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by the Company's Chairman of the Board and Chief Executive Officer. Vanguard Fiduciary Trust Company is Trustee of the majority of the funds and assets of the Plan. Boatmen's Trust Company, however, serves as Trustee of the ESOP Preferred Stock Fund and certain other assets. As Trustees, Vanguard Fiduciary Trust Company and Boatmen's Trust Company have the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and their respective Trust Agreements.

PLAN TERMINATION - The Company may by action of its Board of Directors terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

The  significant accounting policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the plan year to which they relate.

INVESTMENTS - Investments are recorded at fair market value, based on closing prices on the last business day of the Plan year, or contract value. Realized gains and losses are determined using the average cost method. Interest income is recognized as earned and dividend income is recognized on the date of record.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The average yield for the investment contracts, except the Executive Life Contract which is discussed in
Note 6, was 6.0% and 6.8% for the years ended December 31, 1996 and 1995, respectively. The crediting rate for these contracts was 6.5% and 6.8% at December 31, 1996 and 1995, respectively.

BENEFIT  PAYMENTS  -  Benefits  are  recorded  when  paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting
period.    Actual  results  could  differ  from  those  estimates.


NOTE  3  -  EMPLOYEE  STOCK  OWNERSHIP  PLAN  PROVISION
-------------------------------------------------------

The Company has authorized shares of Preferred Stock to be held by the Ralston Purina Collective Trust for Savings Investment Plans (ESOT). The ESOP Stock assets of the Plan are held in the ESOT. The shares are convertible into Company common stock (RAL Stock) and have a guaranteed minimum value of $110.83 per share. In accordance with provisions of the Certificate of Designation of the ESOP Preferred Stock, one share of Preferred Stock is convertible into 2.29 shares of RAL Stock. As of May 15, 1995, each outstanding  share  of  Ralston  -  Continental Baking Group Common Stock (CBG
Stock) was converted into .0886 shares of RAL Stock which remains the Company's sole outstanding class of common stock. As a result, the conversion rate was changed to 2.29 shares of RAL Stock for each share of Preferred Stock (from 2.255 shares of RAL Stock and .4 shares of CBG Stock). During the year, the Company converted shares of its Preferred Stock to meet ongoing share redemption requirements of the ESOP and 2,866,307 shares of Preferred Stock, of the 4,600,000 authorized, remain issued and outstanding as of December 31, 1996.

Financing for the purchase of the Preferred Stock was provided from the proceeds of a $500 million 8.25% fixed rate, 10-year private placement issue (ESOP Notes) by the ESOT. Semi-annual payments of $36.9 million were payable June 30 and December 31 by the ESOT using the first 6% of employee basic contributions and Company matching contributions made to the Plan. As further discussed in Note 4, a share of the ESOP debt was transferred to another plan which caused a reduction in the SIP Plan semi-annual payments to $27.5 million beginning December 31, 1995. Payment of principal and interest on the ESOP Notes is unconditionally guaranteed by the Company.

Shares of Preferred Stock are allocated to individual participants' accounts based on the total amount of basic matched and Company matching contributions divided by the guaranteed minimum value of the Preferred Stock. Dividends paid by the Company on the Preferred Stock that have been credited to participants' accounts may be used by the Plan to repay the ESOP Notes, and, if so, additional shares, equal in value to the dividends credited, will be allocated to the individual participants' accounts. If the dividends are not applied to loan payments, the dividends are paid directly, in cash, to the individual participants.


NOTE  4  -  CONTINENTAL  BAKING  COMPANY  (CBC)  SALE  AND  RALCORP  SPIN-OFF
-----------------------------------------------------------------------------

On May 15, 1995, each outstanding share of CBG Stock was exchanged for .0886 shares of RAL Stock and the CBG Stock Fund was no longer an investment option in the Plan. Effective July 22, 1995, the Company sold its CBC subsidiary.

Additionally, ESOP Stock account balances relating to CBC participants, a portion of the ESOP debt and unallocated shares of ESOP Stock were transferred to a newly created Employee Stock Ownership Plan for Continental Baking Company Employees (CBC ESOP Plan). Non-ESOP fund balances relating to CBC participants were transferred to the buyer of CBC.

As a result of the CBG Stock exchange, the conversion rate of Preferred Stock was changed from 2.255 shares of RAL Stock and .4 shares of CBG Stock to 2.29 shares of RAL Stock for each share of Preferred Stock.


NOTE  5  -  INVESTMENTS
-----------------------

Attachments I and II summarize the costs, fair values and changes in fair values of Plan investments.


NOTE  6  -  EXECUTIVE  LIFE  GUARANTEED  INVESTMENT  CONTRACTS
--------------------------------------------------------------

Executive Life Insurance Company (Executive Life), an insurance company in which the Plan invested in two guaranteed investment contracts (GIC's), was placed in conservatorship in 1991, and the GIC's were frozen at their April
11,  1991  valuation.    Subsequently,  Executive  Life's  net  assets  were
transferred  to  Aurora  National  Life  Assurance  Company  (Aurora).

The EBAIC directed the Trustee to opt out of Aurora's rehabilitation/liquidation plan and it is currently estimated that the Fixed Income Fund will receive approximately $12.9 million, or 92.4% of the $14 million claim for the two GIC's. The Company will protect the Fixed Income Fund from the Executive Life GIC losses. The contracts have been revalued to their net realizable values with the resulting difference reflected as Due From Ralston Purina Company in the Statement of Net Assets Available for Plan Benefits. As of December 31, 1996, $12.0 million has been received from Aurora against this claim and the Company has contributed $.3 million to the Fixed Income Fund.

As of December 31, 1996 and 1995, the Executive Life GIC's represent approximately $.9 and $.4 million of the total $34.7 and $18.6 million of insurance company contracts within the Fixed Income Fund. The $.9 million balance does not include the Trust's interest receivable from the Company of $3.8 million. The interest receivable represents the portion of the Executive Life interest that would have accrued on the contracts, less the Company advances and accrued interest on these advances. In accordance with the prohibited transaction exemption, as granted by the U.S. Department of Labor, and closing agreement with the IRS, these two contracts are treated as if they carry a floating interest rate which is reset quarterly based on the average yield-to-maturity of the current 2- and 3-Year Treasury notes, plus .32%. The applicable rate at December 31, 1996 was 6.5%.


NOTE  7  -  INCOME  TAX  STATUS
-------------------------------

The Plan has received a determination from the IRS that the Plan constitutes a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of plan investments are not subject to
federal  income  tax  until  distributed  from  the  Plan.    Supplemental
contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.



                                                           ATTACHMENT I

                                          RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN

                                                  EIN 43-0470580   PLAN NO. 140

                                    ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                               ($000'S EXCEPT FOR SHARE/UNIT DATA)



                                              					  December 31, 1996
					                                             -----------------
					                                         Number of                     Fair
           Description of Investment 					       Shares/Units     Cost         Value
            -------------------------                                               ------------     ----        ---------


**    Boatmen's Trust Company Employee Benefits Short-Term Fund                              -  -
      Centerland Short-Term Investment Fund                                                  -  -
                                                                                                                          -------
          Total Short-Term Investments

**    Vanguard Money Market Reserve Fund - Prime Portfolio                                              -  -
**    Vanguard Short-Term Corporate Bond Fund                                     1,299,443          12,891       12,994
**    Vanguard Index Trust - 500 Portfolio                                          661,556          31,466       45,753        *
**    Vanguard Money Market Reserve Fund - Federal Portfolio                     15,484,569          15,485       15,485
**    Vanguard Wellington Fund                                                      847,414          19,313       22,160
**    Vanguard Explorer Fund                                                        158,711           7,907        8,543
**    Vanguard Windsor II Fund                                                      789,354          15,993       18,810
**    Vanguard International Growth Portfolio                                       787,748          11,369       12,966
**    Vanguard Investment Contract Trust Fund                                     7,544,613           7,545        7,545
                                                                                                   --------  -----------
          Total Investment in Shares in Registered Investment Company                               121,969      144,256

**    Ralston Purina Company Common Stock                                         1,108,180          50,730       81,313        *
                                                                                                   --------  -----------
          Total Investment in Common Stock                                                           50,730       81,313

**    Ralston Purina Co. Series A ESOP Convertible Preferred Stock                2,866,307         317,672      481,622        *

      American Inter Life Insurance Contract Separate Account                                         2,124        2,124
      Hartford Insurance Contract Separate Account                                                    6,235        6,235
      Metropolitan Insurance Contract Separate Account                                                2,573        2,573
      New York Life Insurance Contract Separate Account                                               3,913        3,913
      Peoples Security Life Insurance Contract Separate Account                                       3,916        3,916        -
      Union Bank Switzerland Insurance Contract Separate Account                                      7,348        7,348        -
      West Landesbank Insurance Contract Separate Account                                             7,629        7,629        -
      Principal Insurance Contract Separate Account                                          -  -
      Provident Insurance Contract Separate Account                                          -  -
      Executive Life Insurance Contract Separate Account                                                913          913
                                                                                                   --------  -----------
          Total Insurance Company Contracts                                                          34,651       34,651

      Notes Receivable from Participants (7% to 9.75% interest)                                      27,195       27,195
                                                                                                   --------  -----------
                                                                                                   $552,217  $   769,037
                                                                                                   ========  ===========
      *  Investment represents 5% or more of the Plan's net assets.
      ** Investment represents allowable transaction with a party-in-interest.
                                                                                    December 31, 1995
                                                                                    -----------------
                                                                              Number of                    Fair
           Description of Investment 				       Shares/Units     Cost         Value
            -------------------------                                       ------------     ----        ---------

  Boatmen's Trust Company Employee Benefits Short-Term Fund                    27,364,296  $27,364   $ 27,364   *
  Centerland Short-Term Investment Fund                                            78,353       78        78
                                                                                                -----------
      Total Short-Term Investments                                                          27,442    27,442

  Vanguard Money Market Reserve Fund - Prime Portfolio                        17,498,030    17,498    17,498
  Vanguard Short-Term Corporate Bond Fund                                      1,122,867    11,562    11,566
  Vanguard Index Trust - 500 Portfolio                                           572,738    24,332    32,990  *
  Vanguard Money Market Reserve Fund - Federal Portfolio                      11,668,212    11,668    11,668
  Vanguard Wellington Fund                                                       638,515    13,422    15,599
  Vanguard Explorer Fund                                                         109,650     5,127     5,477
  Vanguard Windsor II Fund                                                       511,304     9,241    10,564
  Vanguard International Growth Portfolio                                        553,617     7,393     8,315
  Vanguard Investment Contract Trust Fund                                      6,528,149     6,528     6,528
                                                                                          --------  --------
      Total Investment in Shares in Registered Investment Company                          106,771   120,205

  Ralston Purina Company Common Stock                                          1,104,636    45,897    68,902  *
                                                                                          --------  --------
      Total Investment in Common Stock                                                      45,897    68,902

  Ralston Purina Co. Series A ESOP Convertible Preferred Stock                 3,040,189   336,944   434,257  *

  American Inter Life Insurance Contract Separate Account                                    4,224     4,224
  Hartford Insurance Contract Separate Account                                               5,808     5,808
  Metropolitan Insurance Contract Separate Account                                           2,413     2,413
  New York Life Insurance Contract Separate Account                                            988       988
  Peoples Security Life Insurance Contract Separate Account                                     -         -
  Union Bank Switzerland Insurance Contract Separate Account                                    -         -
  West Landesbank Insurance Contract Separate Account                                           -         -
  Principal Insurance Contract Separate Account                                                995       995
  Provident Insurance Contract Separate Account                                               3724      3724
  Executive Life Insurance Contract Separate Account                                           428       428

      Total Insurance Company Contracts                                                     18,580    18,580

  Notes Receivable from Participants (7% to 9.75% interest)                                 24,297    24,297
                                                                                          --------  --------
                                                                                          $559,931  $693,683
                                                                                          ========  ========
  *  Investment represents 5% or more of the Plan's net assets.
  ** Investment represents allowable transaction with a party-in-interest.


                                 ATTACHMENT II
                RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                    NET CHANGE IN FAIR VALUE OF INVESTMENTS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                   ($000's)


Investment in Shares in Registered Investment Company  $11,164
Investment in Common Stock                              15,111
Investment in Preferred Stock                           72,950
                                                       -------
   Net Change in Fair Value                            $99,225
                                                       =======


REPORT OF INDEPENDENT ACCOUNTANTS


May 23, 1997

To the Participants and the Plan
Administrator of the Ralston Purina
Company Savings Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Attachments I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The additional information and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

	PRICE WATERHOUSE LLP
	------------------------------
	PRICE WATERHOUSE LLP
	800 Market  Street
	St. Louis, Missouri
	63101

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

     RALSTON  PURINA  COMPANY

     By:
            C.  S.  Sommer,  Vice  President
            and  Director,  Administration
            Ralston  Purina  Company

June  30,  1997


                                                        i:\sec\11k\069711k.doc


EXHIBIT INDEX

Exhibits
--------

23                 Consent of Independent Accountants
                  (provided electronically)